ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.

On October 8, 2006, Joel Jaffe, a director of New
Brunswick Scientific Co., Inc., died following a brief illness. Mr. Jaffe also served as Chair of New Brunswick Scientific Co., Inc.'s Audit Committee. The Board of Directors has made no decision as to whether or not the resulting vacancy on the Board will be filled or when a successor will be designated for Mr. Jaffe's position as Chair of the Audit Committee.